MyOtherCountryClub.com 18124 Wedge Pkwy Ste 1050 Reno, NV 89511 775-851-7397 775-201-8331 fax

August 5th, 2010
United States
Security & Exchange Commission
Division of Corporate Finance
Attn: Stephani Bouvet
100 F Street, N.E.
Washington, DC 20549

Re: MyOtherCountryClub.com
Registration statement on Form S-1A #6
File No: 333-165407

Enclosed is our response to your comments of August 5th, 2010.  As per your request we are enclosing marked copies of the amendments to expedite your review.  Attached you will also find a copy of the “redlined” amendment for comparison purposes.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact us directly at 775-851-7397 or fax any response to 775-201-8331.

Sincerely;

/s/ Michael F. Smith
Michael F. Smith
President

General

1.	Please provide an updated consent of your independent registered public accounting Firm.

Response: updated and filed

Selling Shareholders, page 16

2.
As requested in prior comment 1, please revise your table to show the percentage ownership of selling shareholders based on the number of shares outstanding prior to the offering, which appears to be 8.4 million shares. Refer to Item 507 of Regulation S-K. You may also add one or more additional columns or otherwise show the effects of the completion of various percentages of the primary offering

Response:  Revised